September 18, 2024

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
666 Third Avenue, 9th Floor
New York, New York 10017

       Re: VanEck Solana Trust
           Registration Statement on Form S-1
           Response dated August 12, 2024
           File No. 333-280517
Dear Jan F. van Eck:

       We have reviewed your correspondence and have the following comment.

Registration Statement on Form S-1
General

1. We note your response to our prior comment 1 and we reissue the comment. Please file a request for withdrawal of the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Clifford R. Cone